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                                                                EXHIBIT 2


                          DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of registrant consists of 3,000,000 shares of common stock, par value $.25 per share, and 400,000 shares of preferred stock, par value $.50 per share.

Common Stock

      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of registrant, the holders of common stock are entitled to receive ratably the net assets of registrant available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which registrant may designate and issue in the future.

Preferred Stock

      The board of directors of registrant is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 400,000 shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, including sinking fund provisions, redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of series.